SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 11)

EURO TECH HOLDINGS COMPANY LIMITED

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

G32030101

(CUSIP Number)

T.C. Leung, Chairman

Euro Tech Holdings Company Limited

18/F Gee Chang Hong Centre

65 Wong Chuk Hong Road

Hong Kong

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 28, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE: AS OF THE EVENT DATE STATED ON THE COVER HEREOF, THE ISSUER HAD ISSUED AND OUTSTANDING 11,437,244 ORDINARY SHARES EXCLUDING 825,712 NON-VOTING TREASURY SHARES.

CUSIP No. G32030101		SCHEDULE 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) T.C. Leung No Tax ID No. - Not U.S. Citizen

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power 5,999,607

	8	Shared Voting Power 0

	9	Sole Dispositive Power 5,999,607

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,999,607

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Approximately 52.4%

14	Type of Reporting Person IN

CUSIP No. G32030101		SCHEDULE 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Pearl Venture LTD No Tax ID No. - Non U.S. Entity

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable - See Item 3

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,359,276

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,359,276

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,359,276

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Approximately 11.9%

14	Type of Reporting Person CO

Item 1.    Security and Issuer

This Amendment No. 11 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on August 27, 1999 as amended and supplemented by Amendment Nos. 1 through 10 filed with the SEC at various times through April 4,2007.

The class of securities to which this Schedule 13D relates is the ordinary shares, no par value per share (the “Ordinary Shares”), of EURO TECH HOLDINGS COMPANY LIMITED, a British Virgin Islands corporation (the “Issuer”). The principal executive offices of the Issuer are located at 18/F Gee Chang Hong Centre, 65 Wong Chuk Hong Road, Hong Kong.

Item 2.    Identity and Background

This statement is being filed by a group consisting of T.C. Leung and Pearl Venture Ltd. (the “Reporting Group”). Pearl Venture Ltd. (“Pearl”), is a British Virgin Islands corporation which is a trust for the benefit of Mr. Leung. Regent Earning Ltd. (“Regent”), a Hong Kong corporation had been and for the reasons stated herein is no longer a member of the Reporting Group. Regent had been majority owned by Pearl. Mr. Leung is Chairman of the Board and Chief Executive Officer of the Issuer.

The respective business addresses of the members of the Reporting Group are as follows:

Name	Address

T.C. Leung	c/o Euro Tech Holdings Company Limited
18/F Gee Chang Hong Centre
65 Wong Chuk Hang Road
Hong Kong

Pearl Venture Ltd.	Columbus Centre Building
Wickhams Cay
Road Town, Tortola,
British Virgin Islands

During the past five years, no member of the Reporting Group has been (a)convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Leung is a citizen of Hong Kong. Pearl is a British Virgin Islands corporation.

Item 3.    Source and Amount of Funds or Other Consideration

At the time of filing of Amendment No. 10 to this Schedule 13D (“AM 10”), Mr. Leung beneficially owned 6,308,623 Ordinary Shares of the Issuer, including 1)4,085,200 Ordinary Shares in his own name, 2) 567,000 Options to purchase Ordinary Shares at a price of US$0.5857, 3)1,367,341 Ordinary Shares in the name of Pearl and 4) 289,082 Ordinary Shares in the name of Regent.

Mr. Leung beneficially owns 5,999,607 shares, Including:

•            4,085,200 previously owned;

•            397,000 options exercised;

•            170,000 options unexercised:

•            1,359,284 shares owned in the name of Pearl;

but excluding 11,877 shares sold in the open market.

At the filing of filing AM No. 10, Pearl beneficially owned 1,656,423 Ordinary Shares; 1) 1,367,341 Ordinary Shares in its own name, and 2) 289,082 Ordinary Shares in the name of Regent. From June 2,2008 to June 1,2009,Pearl sold 179,848 Ordinary Shares in the open market. In November 2011, Pearl received 171,791 Ordinary Shares from Regent.

Pearl now owns 1,359,284 shares in its own name.

At the time of filing of AM 10, Regent owned 289,082 Ordinary Shares. During the period of time from approximately June 2, 2008 to June 1, 2009 Regent purchased 2,100 Ordinary Shares in open market transactions. In anticipating of Regent ceasing its business operations, by on or about November 28, 2011, it distributed almost all of its Ordinary Shares in the Issuer to its own equity owners (the “Reporting Event”). Certain Regent holders retained their equity interest in Regent and did not receive any shares of the Issuer.  As a result of the Reporting Event; Pearl received 171,791 Ordinary Shares including 21,225 shares to be issued in return for Mr. Leung paying $15,201 of certain Regent expenses of US$ 15,201 during 2010 and 2011.  Mr. Leung assigned his 21,225 shares to Pearl.  The price for the foregoing 21,225 Ordinary Shares was determined by Mr. Leung and Regent. The balance of the Issuer’s Ordinary Shares transferred by Regent not transferred to Pearl were transferred to persons no longer otherwise affiliated with the Issuer.

Regent owns only a nominal number of Ordinary Shares of the Issuer.

Item 4.    Purpose of Transactions

Investment purposes.

Item 5.    Interest in Securities of the Issuer

Mr. Leung possesses beneficially owns voting and dispositive power as to 5,999,607 Ordinary Shares of the Issuer assuming he exercises the 170,000 options to purchase Ordinary Shares or approximately 52.4% of the Issuer’s voting Ordinary Shares. If Mr. Leung does not exercise any of the options, Mr. Leung will own voting and dispositive power as to 5,829,607 Ordinary Shares of the Issuer or approximately 50.9% of the Issuer’s voting Ordinary Shares.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 7 below.

Item 7.    Material to be Filed as Exhibits

99.1 Agreement by and between both of the members of the Reporting Group to file a single Statement on Schedule 13D on behalf of each of them.*

99.2 Share Transfer Agreement.*

99.3 Assignment Agreement.*

*Filed Herewith.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.

Dated: December 15, 2011	/s/ T.C. Leung

Name: T.C. Leung

PEARL VENTURE LTD.

Dated: December 15, 2011	By:	/s/ T.C. Leung

Print Name: T.C. Leung

Print Title: Director